EXHIBIT 23.2


                       CONSENT OF INDEPENDENT ACCOUNTANTS


       We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 27, 2002, except for the 2001 segment information included in Note 27, which is as of August 23, 2002 and Note 21, which is as of May 30, 2003, and as to the reverse stock split which is as of April 5, 2004, relating to the statements of operations, preferred stock, common stock and other stockholders' equity (deficit) and cash flows and the financial statement schedule of Applied Digital Solutions, Inc. and subsidiaries for the year ended December 31, 2001, which appears in Applied Digital Solutions, Inc. and subsidiaries' Annual Report on Form 10-K, as amended, for the year ended December 31, 2003.


/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
September 1, 2004